Scott C. Kline, Esq.

dba Kline Law Group

15615 Alton Parkway, Suite 450

Irvine, CA 92618

T – 949.271.6355

F – 949.271.6301

August 7, 2023

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Attn: Mr. Joyce Sweeney

Re:	GoLogiq, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 27, 2023
Form 10-Q for the Quarterly Period Ended March 31, 2023
Filed May 22, 2023
File No. 333-231286

Dear Ms. Sweeney:

On behalf of GoLogiq, Inc. (the "Company") we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the "Commission") relating to the referenced Company reports. Below we identify in bold the Staff's comments, and note in regular type our responses. We have attempted to restate accurately the Staff's comments. The responses provided herein are based upon information provided to us by the Company.

Form 10-K for the Fiscal Year Ended December 31, 2022

Part I

Item 1. Business, page 1

1.	At the onset of Part I, please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

RESPONSE: The Company’s auditors are Centurion ZD CPA & Co., Certified Public Accountants (“Centurion”), whose address is Unit 1304, 13/F, Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong. Their telephone number is (852) 2126 2388, and Facsimile number is (852) 2122 9078.

United States Securities and Exchange Commission

August 7, 2023

We do not believe that our auditor’s location, and the regulations related thereto, has a current material effect on the Company because Centurion has been audited by PCAOB in May 2023 and access to their working paper has been provided and they are compliant with PCAOB. Nevertheless, we will include Risk Factors related to the relevant regulations in an amendment to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022 (the “Amendment”).

The audit report included in this report have been prepared by auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board in future periods, and as such, you may be deprived of the benefits of such inspection.

As a public company with securities quoted on the OTCQB, we will be required to have our financial statements audited by an independent registered public accounting firm registered with the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards.

Since our auditor is located in Hong Kong, a jurisdiction where the PCAOB has been generally unable to conduct inspections without the approval of the Chinese authorities due to various state secrecy laws and the revised PRC Securities Law, the PCAOB currently does not have free access to inspect the work of our auditor. This lack of the PCAOB inspections in Hong Kong (and China) can prevent the PCAOB from fully evaluating audits and quality control procedures of our auditor. This is not currently an issue as Centurion has been audited by PCAOB in May 2023 and access to their working papers has been provided and they are deemed compliant with PCAOB, but future inspections may be frustrated by PRC Securities Laws. As a result, we and our stockholders may be deprived of the benefits of such PCAOB inspections, which could cause investors in our stock to lose confidence in our audit procedures and the quality of our financial statements.

On December 18, 2020, the Holding Foreign Companies Accountable Act, or HFCAA, was enacted. In essence, the act requires the SEC to prohibit securities of any foreign companies from being listed on U.S. securities exchanges or traded “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. Our independent registered public accounting firm is located in and organized under the laws of Hong Kong and China, jurisdictions where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, and therefore our auditors are not currently inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final amendments, relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On December 2, 2021, the SEC announced the adoption of amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (“Commission-Identified Issuers”). The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule 3b-4, provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the adopting release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. The SEC will identify Commission-Identified Issuers for fiscal years beginning after December 18, 2020. A Commission-Identified Issuer will be required to comply with the submission and disclosure requirements in the annual report for each year in which it was identified. If a registrant is identified as a Commission-Identified Issuer based on its annual report for the fiscal year ended December 31, 2022, the registrant will be required to comply with the submission or disclosure requirements in its annual report filing covering the fiscal year ended December 31, 2023.

United States Securities and Exchange Commission

August 7, 2023

On November 5, 2021, the SEC approved PCAOB Rule 6100, Board Determination Under the Holding Foreign Companies Accountability Act, effective immediately. The rule establishes “a framework for the PCAOB’s determinations under the HFCAA that the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by an authority in that jurisdiction.”

On December 16, 2021, PCAOB issued a report on its determinations that PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCAA. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. The audit report included in our Annual Report on Form 10-K for the years ended February 28, 2023 and 2022, was issued by CZD CPA, an audit firm headquartered in Hong Kong, a jurisdiction that the PCAOB previously determined that the PCAOB is unable to conduct inspections or investigate auditors. However, on December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations. Should the PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

United States Securities and Exchange Commission

August 7, 2023

In May 2022, we were identified as a Commission-Identified Issuer on the SEC’s “Conclusive list of issuers identified under the HFCAA” (available at https://www.sec.gov/hfcaa) and, as a result, we will be required to comply with the submission or disclosure requirements in our annual report covering the fiscal year ending December 31, 2023. If we are so identified for two consecutive years, the SEC would prohibit our securities from trading on a securities exchange or in the over-the-counter trading market in the United States the earliest in early 2024. While the Company intends to engage a public auditor that is not a Listed Auditor prior to the 2023 fiscal year annual audit, if there is no change in current status of our Auditor or changes in applicable laws, our Auditor is currently our public auditor and is a Listed Auditor. The inability of the PCAOB to audit and investigate completely our Auditor deprives the investors with the benefits of that audit and investigation.

Under the HFCAA (as amended by the Consolidated Appropriations Act, 2023), our securities may be prohibited from trading on the U.S. stock exchanges or in the over the counter trading market in the U.S. if our auditor is not inspected by the PCAOB for two consecutive years, and this ultimately could result in our common stock being delisted. On June 22, 2021, the U.S. Senate passed the AHFCAA, which was enacted under the Consolidated Appropriations Act, 2023, as further described below.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. While significant, the Statement of Protocol is only a first step. Uncertainties still exist as to whether and how this new Statement of Protocol will be implemented. Notwithstanding the signing of the Statement of Protocol, if the PCAOB cannot make a determination that it is able to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, trading of our securities will still be prohibited under the HFCAA and Nasdaq will determine to delist our securities. Therefore, there is no assurance that the Statement of Protocol will relieve us from the delisting risk under the HFCAA.

On December 29, 2022, the Consolidated Appropriations Act, 2023, was signed into law, which amended the HFCAA (i) to reduce the number of consecutive years that would trigger delisting from three years to two years, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not to have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located.

United States Securities and Exchange Commission

August 7, 2023

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on November 6, 2020, the President’s Working Group on Financial Markets issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The enactment of the HFCAA and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in Hong Kong could cause investor uncertainty for affected SEC registrants, including us, and the market price of our stock could be materially adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditors in the next three years, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, our stock will not be permitted for trading “over-the counter” either. Such prohibition would substantially impair your ability to sell or purchase our stock when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our stock. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Proceedings instituted by the SEC against five PRC-based accounting firms could result in financial statements being determined to be not in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the China-based “big four” accounting firms were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the Chinese Securities Regulatory Commission, or CSRC.

United States Securities and Exchange Commission

August 7, 2023

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act.

2.	At the onset of Part I, please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.

RESPONSE: Please see the response to comment 1 above.

Item 1A. Risk Factors, page 8

United States Securities and Exchange Commission

August 7, 2023

3.	Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non- inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. In addition, please disclose that the Commission conclusively identified you as a “Commission Identified Issuer” on May 13, 2022. Your revised disclosure should explain why you were identified and provide any additional context necessary for investors to understand the meaning and significance to your operations of this determination. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

RESPONSE: Please see the response to comment 1 above.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 21.

4.	Please revise to state whether there were any disagreements with Saturna as defined in Item 304(a)(1)(iv) of Regulation S-K or any reportable events as defined in Item 304(a)(1)(v) of Regulation S-K during the interim period subsequent to September 30, 2021 through the date of dismissal on March 24, 2022. Similarly, clarify whether you consulted with Centurion on any matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) during such period. In addition, provide an updated copy of Saturna's Exhibit 16 letter. Refer also to Question 111.01 of the Regulation S-K Compliance and Disclosure Interpretations.

RESPONSE: There were no disagreements with the prior auditor, Saturna. An updated copy of Saturna's Exhibit 16 letter will be provided in the Amendment.

Item 9A. Controls and Procedures, page 22

5.	Please file an amended Form 10-K to include management's report on internal controls over financial reporting (ICFR). In this regard, the information provided under the header Management Report on Internal Control over Financial Reporting relates to your evaluation of disclosure controls and procedures and not your evaluation of ICFR. If ICFR are not effective as of December 31, 2022, describe any identified material weakness as well as expected remediation actions. In this regard we note that management has concluded that disclosure controls and procedures were not effective. Refer to Item 308 of Regulation S-K.

RESPONSE: The Amendment will include management's report on internal controls over financial reporting (ICFR). The disclosure will note that the internal controls were not effective and will describe the identified material weakness as well as expected remediation actions.

United States Securities and Exchange Commission

August 7, 2023

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 22

6.	We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)) as having retained, for the preparation of the audit report on your financial statements included in the Form 10-K, a registered public accounting firm that has a branch or office that is located in a foreign jurisdiction and that the Public Company Accounting Oversight Board had determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Please provide the documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form “SPDSCL-HFCAA-GOV” or tell us why you are not required to do so. Refer to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriations Act, 2023, available on our website at https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.

RESPONSE: The Company is not owned or controlled by a governmental entity in the foreign jurisdiction. The Company will must electronically submit to the Commission on a supplemental basis documentation that establishes that fact concurrent with the filing of the Amendment.

Consolidated Financial Statements
Report of Independent Registered Public Accountant Firm, page F-2

7.	Please file an amended Form 10-K to also include the audit opinion for the financial statements as of and for the year ended December 31, 2021. Refer to Rule 2-02 of Regulation S-X.

RESPONSE: The Amendment will contain the audit opinion for the financial statements as of and for the year ended December 31, 2021, a copy of which has already been delivered by Centurian to the Company.

Note 5 - Business Combination, page F-10

8.	You disclose that the acquisition of substantially all the CreateApp assets from Logiq, Inc. (Logiq) was accounted for as a business combination in accordance with ASC 805, with the results of CreateApp’s historical operations included in the company’s financial statements from January 1, 2022 and the recognition of goodwill as the excess of total consideration over the amounts assigned to identifiable assets acquired and liabilities assumed. Please describe for us your determination of the accounting for this transaction, citing the specific guidance within ASC 805 that you relied upon. In this regard, tell us how the company being a majority owned subsidiary of Logiq and the CreateApp being wholly-owned by Logiq at the time of the transaction factored into your analysis and specifically address how you considered the guidance in ASC 805-50 with respect to transactions under common control. Finally, if you conclude that this was a business combination within the scope of ASC 805-10, explain to us how you considered the guidance in paragraphs 25-5 and 55-10 through 55-13 of ASC 805-10 in determining the accounting acquirer.

United States Securities and Exchange Commission

August 7, 2023

RESPONSE:

An analysis of ASC 805-10 factors indicating/supporting the accounting position taken will be provided in a separate correspondence.

Form 10-Q for the Quarterly Period Ended March 31, 2023

Condensed Consolidated Financial Statements Note 6. Subsequent Events, page 11

9. You disclose that on the closing date, March 7, 2023, the company acquired 100% of the common stock of GammaRey, and the GammaRey Shareholders became entitled to the immediate issuance of an aggregate of 77,500,000 shares of common stock of the company. Please provide us with the following information related to this transaction:

•	Tell us the number of shares issued to GammaRey shareholders as of March 31, 2023.
•	Provide us your analysis regarding the filing of financial statements of GammaRey pursuant to Rule 3-05 of Regulation S-X and the related pro forma statements pursuant to Article 11 of Regulation S-X. In this regard we note that the Form 8-K announcing the transaction has not been amended to provide such information pursuant to Items 9.01(a) and (b) of Form 8-K.

RESPONSE: The shareholders of GammaRey, Inc., (“GammaRey”) were issued an aggregate of 76,247,501 shares on March 15, 2023. The remaining 1,252,499 were delayed issuance due to the need for identifying tax information from the exchanging shareholders before issuance. However, the Company and GammaRey have executed a Mutual Termination Of Share Exchange Agreement And Plan Of Reorganization and Mutual Release (“Termination Agreement”) as a result of certain failures of GammaRey to deliver required closing and post-closing documents as well as the failure of certain representations and warranties. The parties have mutually agreed to deem the transaction terminated and void upon execution of the Termination Agreement and are currently obtaining executed stock powers and other required instruments for which to cancel such shares. The Company expects the required documentation to be delivered shortly and will then make required disclosures regarding the termination of the transaction and cancellation of the shares. The Amendment will note the termination of the GammaRey transaction.

•	Provide us with an update regarding the satisfaction of the provisions of Sections 6.5 and 6.6 of the First Amendment to the Share Exchange Agreement as included in the Form 8-K filed March 9, 2023 and tell us whether the 29,166,667 shares of common stock have been subsequently issued to the shareholders of GammaRey.

RESPONSE: No additional shares will be issued in the GammaRey transaction, as it is being terminated and the previously issued shares cancelled. See the Response above.

United States Securities and Exchange Commission

August 7, 2023

•	Describe how you accounted for the transaction, at the closing date and upon issuance of the additional 29,166,667 shares, if applicable, including your consideration as to the accounting acquirer.

RESPONSE: This issue is now moot as the GammaRey transaction will be terminated and deemed void prior to the filing of the Amendment, which will note such termination.

If you have further questions or comments, please feel free to contact us.

Very truly yours,

Scott C. Kline

cc	Brent Suen, CEO
GoLogiq, Inc.